UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) no. 02.429.144/0001 -93
Corporate Registry ID (NIRE) 353.001.861 -33

MINUTES OF THE 110TH MEETING OF THE BOARD OF DIRECTORS
HELD ON DECEMBER 7, 2007

1. DATE, TIME AND PLACE: On December 7, 2007, at 12:00 pm, at the headquarters of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, City of São Paulo, State of São Paulo.

2. CALL: Call was made pursuant to Paragraph 3 of Article 18 of the Bylaws of CPFL Energia.

3. ATTENDANCE: All the members of the Board of Directors and the CEO of the Company.

4. PRESIDING BOARD: Chairwoman – Mrs. Cecília Mendes Garcez Siqueira, Vice Chairwoman of the Board of Directors, and Secretary – Gisélia Silva.

5. AGENDA: To examine, discuss and vote the participation of CPFL Energia, through a Consortium, in the Auction no. 05/2007 (“Auction”), to be promoted by the Brazilian Electricity Regulatory Agency – ANEEL.

6. INITIAL CLARIFICATIONS: After verifying the attendance of all members of the Board of Directors, pursuant to Paragraph 1 of Article 18 of the Company’s Bylaws, the Chairman of the Board of Directors, Mr. Luiz Anibal de Lima Fernandes, started the meeting, and the reading of the Agenda was waived, as all the attendees were aware of it.

Subsequently, he informed the other board members about the abstention from voting of the shareholder VBC Energia S.A., at a previous meeting of the controlling shareholders carried out on this date, and that the board members appointed by the shareholder VBC Energia S.A. will not take part in the exam and debate of the matter of the Agenda. Subsequently, he passed the chair of the presiding board to Mrs. Cecília Mendes Garcez Siqueira, Vice Chairwoman of the Board requesting her to continue the meeting, pursuant to Paragraph 1 of Article 17 of the Bylaws.

Messrs. Luiz Anibal de Lima Fernandes, Francisco Caprino Neto and Otávio Carneiro de Rezende left the room and the Vice Chairwoman of the Board of Directors took over the meeting, for the other board members to start the resolutions.

The Vice Chairwoman of the Board informed all attending board members that the vote of the board members appointed by the controlling shareholders will be computed in compliance with items 5.1, 5.6.2, and 7.1 of the Shareholders’ Agreement deposited at the Company, dated 03.22.2002, as amended on 08.27.2002 and 11.05.2003.

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) no. 02.429.144/0001 -93
Corporate Registry ID (NIRE) 353.001.861 -33

7. RESOLUTUIONS TAKEN BY UNANIMOUS VOTE:

After examining the matter of the Agenda, the following issues were discussed and the following resolutions were taken, by unanimous vote and with no restrictions:

(i)
To approve the drawing up of the minutes of this meeting in the summary format, with the right to present manifestations and dissidences which, initialized, will be filed at the Company’s headquarters, and approve their publication in the extract format, with the omission of the signatures of the board members;

(ii)
To approve the participation of CPFL Energia, through a Consortium, in the Auction no. 05/2007 (“Auction”), to be promoted by the Brazilian Electricity Regulatory Agency (“ANEEL”), as provided for in items “b” and “q” of Article 18 of the Company’s Bylaws, and based on the proposal of the Executive Board in the Resolution of the Executive Board no. 2007087, which initialized by the Presiding Board is filed at the Company’s headquarters; and

(iii)	To authorize the Company’s Executive Board to practice all the acts and execute all and any documents required for the true compliance with the resolution taken herein.

It was registered in the minutes that, based on Paragraph 5 of Article 157 of Law no. 6,404/76 and on Article 6 of CVM Instruction 358/02, the Company’s Board of Directors resolved to maintain confidential the approvals promoted pursuant to this meeting, in view that their disclosure, on this occasion, may jeopardize the Company’s legitimate interest, which is the participation in the Auction. It was also registered that the confidentiality of the resolutions taken herein shall be maintained until the ratification of the result of the Auction by ANEEL, except in the assumption the information related to the resolutions of this meeting escapes from the control of the Board of Directors, Executive Board and/or professionals and service providers of the Company involved in the operation, or in the event of an atypical fluctuation in the quotation, price or amount traded of the securities issued by the Company or related to them. In this assumption, a material fact shall be immediately disclosed by the Executive Board about the participation in the Auction.

8. CLOSURE: Nothing else to be discussed, the meeting was adjourned, and the present minutes were drawn up in the summary format. Subsequently, the Vice Chairwoman of the Board of Directors requested the board members representing the shareholder VBC Energia S.A. to go back to the meeting room. Subsequently, the minutes were approved and signed by all attendees and by the Secretary. Cecília M. G. Siqueira, Milton Luciano dos Santos, Martin R. Glogowsky, Ana Dolores M. C. de Novaes, Luiz Anibal de L. Fernandes, Francisco Caprino Neto, Otávio C. de Rezende, Wilson Ferreira Junior (CEO) Gisélia Silva (Secretary).

I certify this is a free English translation of the original instrument drawn up in the Company’s records.

Gisélia Silva
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.